May 17, 2006


Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549


Re:     NASB Financial, Inc.
           Form 10-K for fiscal year ended September 30, 2005
           Form 10-Q for period ended December 31, 2005
           File Number: 000-24033


Dear Sir or Madam:

The following is in response to the item noted in your letter dated May 11, 2006:


1. We expect to file the amended From 10-K, including the restated consolidated statement of cash flows, for the year ended September 30, 2005, and the amended Form 10-Q for the quarter ended December 31, 2005, on or about June 30, 2006.

Company Statement:
The company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in SEC filings.
Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the SEC filings. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, feel free to contact me.


Sincerely,

/s/ Rhonda Nyhus

Rhonda Nyhus
Vice President and Treasurer